Evolving Announces Drill Results from Initial Drilling at the Fisher Canyon
Gold Prospect, Humboldt Range, Nevada

February 1, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce geological and geochemical results from an initial phase of reconnaissance drilling on its Fisher Canyon gold property in NW Nevada. Mineralized drill intervals range up to 25.91 meters grading 0.87 grams per tonne (gpt) gold including 7.62 meters grading 1.66 gpt gold from the reverse circulation drilling program.

Evolving’s president, Dr. Lawrence Dick, P.Geo. states: “We are pleased that we have identified gold-mineralized strata on our first, reconnaissance phase of drilling at Fisher Canyon. Once we have interpreted the new information, we plan to carry out a more comprehensive drilling program over a much broader area on the property. These same strata are host to important gold and silver deposits in the Humboldt Range, and a follow-up drilling program is clearly warranted.”

The Fisher Canyon property lies on the east side of the Humboldt Range in a similar geological environment to the Relief Canyon, Florida Canyon, Rochester, and other gold-silver deposits and prospects which are located nearby. Evolving acquired the property by staking in 2007 and currently holds a 100% interest in approximately 1,600 acres of Bureau of Land Management (BLM) maintained land over 79 unpatented lode mining claims.

The drilling program was carried out during December 2007, with a total of 971m drilled in thirteen holes, ranging from 40m to 137m in depth. The distance from the northern-most to the southern-most hole is approximately 500m. All holes penetrated a sequence of marly shale and basalt and terminated in a footwall crystalline limestone. Twelve of the thirteen drill holes encountered gold values ranging from 0.1 to 4.14 gpt over the individual 1.56 meter sample intervals; the anomalous gold values generally associated with elevated values of arsenic. Gold tenor appears to increase towards the east in the drill holes, indicating a possible vector for follow-up drilling.

Significant intercepts are listed below:

Hole	From (m)	To (m)	Thickness (m)	Au (gpt)
FC-5	27.43	39.62	12.19	0.50
Includes	30.48	33.53	3.05	0.64
Includes	36.58	39.62	3.05	1.04
FC-6	16.76	48.77	32.0	0.73
Includes	16.76	42.67	25.91	0.87
Includes	16.76	24.38	7.62	1.05
Includes	32.0	39.62	7.62	1.66
FC-7	9.14	15.24	6.10	0.84
Includes	10.67	13.72	3.05	1.17

Further drilling is planned to test other parts of the property where significant gold anomalies were detected in previous surface sampling, and to follow an apparent increase in gold tenor towards the east.

Samples were submitted to the ALS Chemex laboratory in Elko, Nevada, with standard pulps and blanks inserted for Quality Control purposes at a rate of about 1:20.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of world class prospective gold prospects in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. The Company has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects (assays pending at Malone) and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada.

Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake gold prospect located in Wyoming (see press release dated January 18, 2008).

Evolving has entered into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend and have contributed land in the Sheep Creeks project area (see press release dated December 5, 2007). In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: (604) 685-6375
Toll Free: 1 -866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989 Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 996-0238
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”,

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7

“may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7